SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

BioProgress PLC

(Name of Issuer)

ORDINARY SHARES, £.01 PAR VALUE

(Title of Class of Securities)

N.A.

(CUSIP Number)

Barry J. Muncaster

Woodlands Place

Moulton Road

Kennett, Suffolk CB8 8QT

United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. NA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Barry J. Muncaster

2.	Check the Appropriate Box if a Member of a group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 4,408,634 8. Shared Voting Power 3,570,975 9. Sole Dispositive Power 4,408,634 10. Shared Dispositive Power 3,570,975

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,979,609

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 9.75%

14.	Type of Reporting Person* IN

SCHEDULE 13D

Item 1.    Security And Issuer.

This Statement (“Statement”) relates to the ordinary shares, par value £.01 per share (“Ordinary Shares”), of BioProgress PLC, a company organized under the laws of England and Wales (the “Company”), with its principal executive offices at Hostmoor Avenue, March, Cambridgeshire, PE15 0AX, United Kingdom.

Item 2.      Identity and Background.

(a)    This Statement is filed by Barry J. Muncaster.

(b)    The address of Mr. Muncaster is: Woodlands Place, Moulton Road, Kennett, Suffolk CB8 8QT, United Kingdom.

(c)    Mr. Muncaster has been the Chief Executive officer of the predecessor to the Company, BioProgress Technology International, Inc., a Nevada company (“BPTII”). He has recently relinquished this role and become a consultant to the Company.

(d)-(e)    Mr. Muncaster has not during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)    Mr. Muncaster is a citizen of the United Kingdom.

Item 3.    Source and Amount of Funds or Other Consideration.

Effective May 21, 2003, pursuant to the Agreement and Plan of Merger, dated as of December 18, 2002 as amended on February 28, 2003 (the “Merger Agreement”) by and among BioProgress Holdings, Inc., a Nevada corporation (“BPH”), BPTII, a Nevada corporation and the Company, the shares of common stock of BPTII and options to acquire shares of common stock of BPTII of which Mr. Muncaster may be deemed to have been the beneficial owner as defined in Rule 13d-3 under the Securities Exchange Act of 1933, as amended (the “Exchange Act”) (being 7,979,609) were converted into an equal number of Ordinary Shares of the Company and options to acquire Ordinary Shares of the Company.

Item 4.    Purpose of the Transaction.

As stated in Item 3 above, Mr. Muncaster may be deemed to have become the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of 7,979,609 Ordinary Shares in exchange for the shares of common stock and options to acquire shares of common stock in BPTII of which he may have been deemed to be the Beneficial Owner. Mr. Muncaster has no present intention to engage in any transaction contemplated by clauses (a) through (j) of Item 4 of Schedule 13D. Depending upon market conditions and other factors, Mr. Muncaster may acquire additional Ordinary Shares of the Company in the open market, by private purchase, by exercising options or otherwise, or alternatively, Mr. Muncaster may dispose of some or all of the Ordinary Shares owned by him, or could seek to pursue one or more of the other transactions contemplated by clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Muncaster understands that The Jade Partnership International, Inc. (“Jade”) may intend to sell in a privately negotiated sale approximately 30,000 Ordinary Shares. See Item 5 below.

Item 5.    Interest in Securities of the Issuer.

(a)-(b)    All calculations in this Schedule 13D are based on 81,820,867 Ordinary Shares outstanding which information is contained in the Company’s Report on Form 6-K filed on May 22, 2003. Mr. Muncaster may be deemed to be the Beneficial Owner of the following Ordinary Shares:

Mr. Muncaster owns of record and beneficially 3,928,634 Ordinary Shares of which he has sole power to dispose of and vote such shares.

Mr. Muncaster’s wife, Linda Zangus, owns of record and beneficially 864,475 Ordinary Shares. Mr. Muncaster may be deemed to share voting and dispositive power with his wife over such shares. The previous sentence should not be construed as an admission that Mr. Muncaster is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of such shares owned by his wife.

Jade owns of record and beneficially 2,706,500 Ordinary Shares. The ownership of Jade is as follows: (i) 42.49%—Barry J. Muncaster; (ii) 21.22%—Joe Muncaster, the son of Barry J. Muncaster; (iii) 7.06%—Linda Zangus, the wife of Barry J. Muncaster; and (iv) 29.23%—Malcolm D. Brown. By virtue of the ownership of Mr. Muncaster and his wife and son of the equity of Jade, Mr. Muncaster may be deemed to share voting and dispositive power over all of the Ordinary Shares owned by Jade. The previous sentence should not be construed as an admission that Mr. Muncaster is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of such shares owned by Jade.

Mr. Muncaster owns options which are currently exercisable to acquire up to 480,000 Ordinary Shares at exercise prices ranging from $0.75 to $2.25 which are exercisable until December 31, 2003. Mr. Muncaster has sole voting and dispositive power over these Ordinary Shares.

The above shares total 7,979,609 (approximately 9.75%) ordinary shares, of which Mr. Muncaster may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Exchange Act.

(c)    Except for the transactions pursuant to the Merger Agreement, Mr. Muncaster has not effected a transaction in the Ordinary Shares of the Company during the past 60 days.

(d)-(e)    Not applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Muncaster and Jade, among other shareholders of the Company, have entered into an Orderly Marketing Agreement with Collins Stewart Limited (“Collins Stewart”) whereby they have agreed not to sell or otherwise dispose of any Ordinary Shares owned by them (including Ordinary Shares acquired by exercising options) within the first 12 months after the Company’s Ordinary Shares are admitted to the Alternative Investment Market of the London Stock Exchange (“Admission”), subject to certain exceptions, without the consent of Collins Stewart. In addition, the Orderly Marketing Agreement requires, subject to certain exceptions, the disposition of Ordinary shares within the second 12 month period following Admission only to be made through Collins Stewart.

Item 7.    Material to be Filed as Exhibits.

1.	Agreement and Plan of Merger, dated as of December 20, 2002, by and among BioProgress Holdings, Inc., a Nevada corporation, BioProgress Technology International, Inc., a Nevada corporation and BioProgress PLC and Amendment No. 1 thereto dated as of February 28, 2003, incorporated by reference to Exhibit 99.3 of the Registration Statement on Form F-4 of BioProgress PLC originally filed December 20, 2002, as amended (the “Registration Statement”).
2.	Orderly Marketing Agreement.
3.	Option Agreement of Mr. Muncaster, incorporated by reference to Exhibit 10.18 of the Registration Statement.
4.	Consultancy Agreement of Mr. Muncaster, incorporated by reference to Exhibit 10.38 of the Registration Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2003

/s/ Barry J. Muncaster